August 16, 2005

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

Attn: Goldie Walker

RE:	Regenesis Centers, Inc.
Registration on Form 10-SB
File No. 0-51441

Dear Ms. Walker:

We represent Regenesis Centers, Inc (“Company”). This letter will confirm that there was an error in our previous letter dated August 16, 2005 and Anne Invernale is not the sole shareholder of the Company. Ms. Invernale is the principal shareholder of the Company.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	Gregg E. Jaclin
GREGG E. JACLIN

GEJ/tf